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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number
                                                                         -------

                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                [ ] Form N-SAR
                For Period Ended: JUNE 30, 2002

  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q

  [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR

  [ ] Transition Report on Form 11-K

      For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

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Full Name of Registrant: DT INDUSTRIES, INC.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
907 WEST FIFTH STREET

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City, State and Zip Code
DAYTON, OHIO 45407

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                                     PART II
                             RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the
    [X] subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The subject annual report on Form 10-K for the fiscal year ended June 30, 2002 could not be filed without unreasonable effort or expense because the Registrant requires additional time to resolve certain financial disclosure issues that are based upon comments received from the staff of the Securities and Exchange Commission in connection with the staff's review of the Registrant's Registration Statement on Form S-3 (File No. 333-91500). The Company will file the subject annual report on or before the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

MR. DENNIS S. DOCKINS                (937)                          586-5606
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               (Name)             (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               DT INDUSTRIES, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 30, 2002     By:      /s/ John M. Casper
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                                 John M. Casper, Senior Vice President-Finance
                                 and Chief Financial Officer




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                               DT INDUSTRIES, INC.
                           FORM 12B-25 WITH RESPECT TO
                       ANNUAL REPORT ON FORM 10-K FOR THE
                            YEAR ENDED JUNE 30, 2002


                                     PART IV

         The Registrant expects to report a decrease in gross profits of approximately $8.8 million for fiscal 2002 compared to fiscal 2001, which will reflect a decrease in net sales of approximately $184.8 million and a decrease in cost of sales of approximately $176.0 million. The Registrant also expects to report a decrease in its operating loss of approximately $65.0 million for fiscal 2002 compared to fiscal 2001, primarily as a result of a decrease in selling, general and administrative expenses of approximately $34.9 million and goodwill impairment of approximately $38.2 million in fiscal 2001. The Registrant's results of operations for fiscal 2002 reflect reduced capital spending by customers in the markets the Registrant serves and a reduction in the Registrant's expenses as a result of its recent corporate restructuring.